NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

and

MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT

MEETING TO BE HELD AT:

Calgary Petroleum Club

319 – 5 Avenue S.W.

Calgary, Alberta T2P 0L5

McMurray Room

on Wednesday, May 25, 2011

at 9:00 a.m. (MDT)

April 19, 2011

The deadline for the receipt of proxies for the Meeting is 9:00 a.m. (MDT) on Friday, May 20, 2011.

PERPETUAL ENERGY INC.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held May 25, 2011

NOTICE IS HEREBY GIVEN that the annual general meeting (the "Meeting") of the holders ("Shareholders") of shares ("Shares") of Perpetual Energy Inc. ("Perpetual" or the "Corporation") will be held at the Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta on May 25, 2011, at 9:00 a.m. (MDT) for the following purposes:

(a)

to receive and consider the audited consolidated financial statements of the Corporation for the year ended December 31, 2010, together with the auditors' report thereon;

(b)

to fix the number of directors of the Corporation to be elected at the Meeting at eight (8) members;

(c)

to elect directors of the Corporation;

(d)

to appoint auditors of the Corporation and to authorize the directors to fix their remuneration as such; and

(e)

to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Specific details of the matters to be put before the Meeting are set forth in the Information Circular.

The record date (the "Record Date") for determination of Shareholders entitled to receive notice of and to vote at the Meeting is April 5, 2011.

Only Shareholders whose names have been entered in the register of Shares on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting.  Shareholders who acquire Shares after the Record Date will not be entitled to vote such Shares at the Meeting.

Each Share outstanding on the Record Date is entitled to one vote at the Meeting.

A Shareholder may attend the Meeting in person or may be represented by proxy.  Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof.  To be effective, the proxy must be received by Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, by no later than 9:00 a.m. (MDT) on Friday, May 20, 2011 or the second last business day immediately preceding any adjournment of the Meeting.

DATED at the City of Calgary, in the Province of Alberta, this 19th day of April, 2011.

BY ORDER OF THE BOARD OF DIRECTORS OF

PERPETUAL ENERGY INC.

(signed) "Susan L. Riddell Rose"

Susan L. Riddell Rose

President and Chief Executive Officer

ii

MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT

DATED APRIL 19, 2011

MATTERS TO BE CONSIDERED AT THE MEETING

Presentation of Financial Statements

The audited consolidated financial statements of Perpetual for the year ended December 31, 2010, together with the auditor’s report on those statements, have been filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) and have been mailed to Perpetual’s registered Shareholders and to beneficial Shareholders who have requested such materials.  The annual consolidated financial statements will be presented at the Meeting.

Election of Directors

At the Meeting, Shareholders will be asked to fix the number of directors to be elected at the Meeting at eight (8) members and to elect eight (8) directors.

The directors of Perpetual to be elected at the Meeting will hold office until the next annual meeting or until their successors are elected or appointed.

The eight (8) nominees for election as directors of Perpetual by Shareholders are as follows:

Clayton H. Riddell

Susan L. Riddell Rose

Karen A. Genoway

Randall E. Johnson

Donald J. Nelson

Howard R. Ward

Robert A. Maitland

Geoffrey C. Merritt

The names and provinces and countries of residence of the eight (8) persons nominated for election as directors of Perpetual, the number of Shares of the Corporation beneficially owned, or controlled or directed, directly or indirectly, the offices held by each in Perpetual, the time served as director, and the principal occupation of each are as follows:

Name, Province and Country of Residence	Number of Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly (6)	Offices Held and Time as Director	Principal Occupation
Clayton H. Riddell(8) Alberta, Canada	32,170,070 (7)	Chairman and Director since June 2002	Chairman and Chief Executive Officer of Paramount Resources Ltd. and Chairman of Perpetual
Susan L. Riddell Rose (5) Alberta, Canada	1,265,876	President and Chief Executive Officer; Director since June 2002	President and Chief Executive Officer of Perpetual
Karen A. Genoway (2), (3), (4) Alberta, Canada	29,442	Director since June 2002	Vice President, Rimfire Energy Inc., a private oil and gas exploration and production company
Randall E. Johnson (1), (2), (3) Alberta, Canada	7,281	Director since June 2006	Independent Businessman
Donald J. Nelson (4), (5) Alberta, Canada	46,693	Director since June 2002	President of Fairway Resources Inc., an oil and gas consulting firm
Howard R. Ward (2), (3), (5) Alberta, Canada	59,535	Director since June 2002	Partner with International Energy Counsel LLP, a law firm
Robert A. Maitland (1), (2), (3), (9) Alberta, Canada	283,724	Director since February 2008	Independent Businessman
Geoffrey C. Merritt (1), (4), (5) Alberta, Canada	Nil	Director since June 2010	Independent Businessman. Prior thereto President and Chief Executive Officer of Masters Energy Inc. from August 2003 to April 2009

Notes:

(1)

Member of Audit Committee.

(2)

Member of Compensation Committee.

(3)

Member of Corporate Governance Committee.

(4)

Member of Reserves Committee.

(5)

Member of Environmental, Health & Safety Committee.

(6)

The information as to Shares beneficially owned or controlled or directed, directly or indirectly, is based upon information furnished to the Corporation by the nominees as of March 31, 2011.

(7)

Mr. Riddell holds 480,482 Shares directly.  Most of Mr. Riddell's indirect ownership of Shares is held through Dreamworks Investment Holdings Ltd., which holds 24,958,186 Shares and Treherne Resources Ltd., which holds 3,749,837 Shares.  Mr. Riddell exercises control and direction over Dreamworks Investment Holdings Ltd. and Treherne Resources Ltd.  A further 545,484 Shares are held by Mr. Riddell's spouse.  A further 2,436,081 Shares are held by the Riddell Family Charitable Foundation.

(8)

Mr. Riddell is a director and executive officer of Paramount Resources Ltd. (“Paramount”).  From 1992 to 2008, Paramount was the general partner of T.T.Y. Paramount Partnership No.5 (“TTY”), a limited partnership, which was an unlisted reporting issuer in certain provinces of Canada.  TTY was established in 1980 to conduct oil and gas exploration and development but had not carried on active operations since 1984 and had only nominal assets.  A cease trade order against TTY was issued by the Autorite des marches financiers in 1999 for failing to file the June 30, 1998 interim financial statements in Quebec.  The cease trade order was revoked on April 9, 2008.  TTY was dissolved on July 21, 2008.

(9)

Mr. Maitland was a director of Military International Ltd., which was cease traded on December 11, 2002 for failure to file financial statements, which cease trade order is still in effect.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed herein, to the knowledge of Perpetual, no proposed director: (i) is, or has been in the last 10 years, a director, chief executive officer or chief financial officer of an issuer (including Perpetual) that, (a) while that person was acting in that capacity was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under securities legislation, that was in effect for a period of more than 30 consecutive days, (b) was subject to an event that occurred while that person was acting in the capacity of director, chief executive officer or chief financial officer, which resulted, after that person ceased to be a director, chief executive officer or chief financial officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, or (c) while that person was acting in the capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; (ii) has, within the last 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromises with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets; or (iii) has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Appointment of Auditors

Shareholders will consider an ordinary resolution to appoint the firm of KPMG LLP, Chartered Accountants, of Calgary, Alberta, to serve as auditors of the Corporation until the next annual meeting of the Shareholders.  KPMG LLP has been the auditors of the Corporation since June 17, 2010.

Shareholders are hereby informed that Perpetual will pass a shareholders resolution in writing to elect each of the directors elected by the Shareholders as directors of Perpetual and to appoint the auditors of the Corporation as the auditors of Perpetual.

Certain information regarding the Audit Committee, including the fees paid to the Corporation's auditors in the last fiscal year, that is required to be disclosed in accordance with National Instrument 52-110 of the Canadian Securities Administrators, is contained in the Annual Information Form, an electronic copy of which is available on the internet on the Corporation’s SEDAR profile at www.sedar.com.

GENERAL PROXY MATTERS

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of Perpetual to be used at the Meeting.  Solicitations of proxies will be primarily by mail, but may also be by newspaper publication, in person or by telephone, fax, email or oral communication by directors, officers, employees or agents of Perpetual who will be specifically remunerated therefore.  All costs of the solicitation for the Meeting will be borne by Perpetual.

Appointment and Revocation of Proxies

Accompanying this Information Circular is a form of proxy for holders of Shares.

The Persons named in the enclosed form of proxy are directors and officers of Perpetual.  A Shareholder desiring to appoint a proxyholder other than the persons designated (who need not be a Shareholder) to represent such Shareholder at a Meeting, may do so either by inserting the name of the Shareholder appointee in the blank space provided in the form of proxy or by completing another form of proxy and, in either case, sending or delivering the completed proxy to the offices of Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1.  The form of proxy must be received by Computershare Trust Company of Canada by 9:00 a.m. (MDT) on Friday, May 20, 2011 or the second last Business Day immediately preceding the date of any adjournment of the Meeting.  Failure to so deposit a form of proxy shall result in its invalidation.

A Shareholder who has given a form of proxy may revoke it as to any matter on which a vote has not already been cast pursuant to its authority by an instrument in writing executed by such Shareholder or by his attorney duly authorized in writing or, if the Shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the above mentioned office of Computershare Trust Company of Canada on or before the second last business day immediately preceding the day of the Meeting or any adjournment thereof or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

The record date for determination of Shareholders entitled to receive notice of and to vote at the Meeting is April 5, 2011.  Only Shareholders whose names have been entered in the applicable register of Shares on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting.  Holders of Shares who acquire Shares after the Record Date will not be entitled to vote such Shares at the Meeting.

Signature of Proxy

The form of proxy must be executed by the Shareholder or his or her attorney authorized in writing, or if the Shareholder is a corporation, the form of proxy should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated.  A proxy signed by a person acting as attorney or in some other representative capacity should reflect such person's capacity following his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with Perpetual).

Voting of Proxies

The persons named in the accompanying form of proxy will vote the Shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing them.  In the absence of such direction, the Shares will be voted FOR the approval of the matters to be considered at the Meeting.

Exercise of Discretion of Proxy

The enclosed form of proxy confers discretionary authority upon the Persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting and this Information Circular and with respect to other matters that may properly come before the Meeting.  At the date of this Information Circular, management of Perpetual knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

Beneficial Holders of Shares

The information set forth in this section is provided to beneficial holders of shares of the Corporation who do not hold their shares in their own name ("Beneficial Shareholders").  Beneficial Shareholders should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of shares can be recognized and acted upon at the Meeting.  If shares are listed in an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases those shares will not be registered in the Beneficial Shareholder's name on the records of the Corporation.  Such shares will more likely be registered under the name of the Beneficial Shareholder's broker or an agent of that broker.  In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominees for many Canadian brokerage firms).  Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, the broker/nominees are prohibited from voting shares for their clients.  The Corporation does not know for whose benefit the shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge").  Broadridge typically provides a scannable voting request form or applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the voting request forms or proxy forms to Broadridge.  Often Beneficial Shareholders are alternatively provided with a toll-free telephone number to vote their shares or website address where shares can be voted.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting.  A Beneficial Shareholder receiving a voting instruction request or a proxy with a Broadridge sticker on it cannot use that instruction request or proxy to vote shares directly at the Meeting as the proxy must be returned as directed by Broadridge well in advance of the Meeting in order to have the shares voted.  Accordingly, it is strongly suggested that Beneficial Shareholders return their completed instructions or proxies as directed by Broadridge well in advance of the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting shares registered in the name of his or her broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote shares in that capacity.  Beneficial Shareholders who wish to attend the Meeting and indirectly vote their shares as proxyholder for the registered shareholder should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Voting Securities and Principal Holders Thereof

As at March 31, 2011, 148,308,572 Shares were issued and outstanding, each such Share carrying the right to one vote on a ballot at the Meeting.  A quorum for the transaction of business at the Meeting will be present if there are not less than two persons present at the Meeting holding or representing by proxy not less than five percent (5%) of the Shares entitled to be voted at the Meeting.

The record date of the Meeting has been fixed by the Board of Directors at the close of business on April 5, 2011.

To the best of the knowledge of the directors and executive officers of Perpetual, there is no person or corporation which beneficially owns or controls or directs, directly or indirectly, Shares carrying more than 10% of the voting rights attached to the issued and outstanding Shares of the Corporation which may be voted on at the Meeting, except as set forth in the table below.

Name	Number of Shares	Percent of Class
Clayton H. Riddell	32,170,070	21.7%

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

As of March 31, 2011, the directors and officers of Perpetual and their associates, as a group, beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 33,862,621 Shares, representing approximately 23% of the outstanding Shares.  To the knowledge of the Corporation, there were no material interests, direct or indirect, of any director or officer of the Corporation, any proposed director of the Corporation, or any associate or affiliate of such persons, in any matter to be acted upon.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

To the knowledge of the directors and executive officers of the Corporation, as of the Record Date there is no indebtedness of any director, executive officer, employee or former executive officer of the Corporation or any of its subsidiaries or any associate of any such director, officer or proposed nominee to the Corporation or any subsidiary of the Corporation or to any other entity which is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any subsidiary of the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the Corporation, there were no material interests, direct or indirect, of any informed person of the Corporation, any proposed director of the Corporation, or any associate or affiliate of any informed person or proposed director of the Corporation in any transaction during 2010 or in any proposed transaction which has materially affected or would materially affect the Corporation other than as disclosed elsewhere in this Information Circular.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com.  Financial information in respect of the Corporation and its affairs is provided in the Corporation's annual audited consolidated comparative financial statements for the years ended December 31, 2010 and 2009 and the related management's discussion and analysis.  Copies of the Corporation's financial statements and related management's discussion and analysis are available upon request from Perpetual at Suite 3200, 605 – 5th Avenue S.W., Calgary, Alberta, T2P 3H5, Attention:  Vice President, Finance and Chief Financial Officer, Telephone (403) 269-4400.

STATEMENT OF EXECUTIVE COMPENSATION

The following sets forth information concerning the annual short, medium and long-term compensation for services rendered to Perpetual and its subsidiaries for the financial year of Perpetual ended December 31, 2010 in respect of each of the individuals who were the Named Executive Officers ("NEOs") as determined in accordance with NI 51-102 and directors.  None of the NEOs that were also directors of the Corporation received any compensation for their services as a director.

Role and Composition of the Compensation Committee.  The Compensation Committee (the "Committee") is comprised of the following individuals, all of whom are independent directors: Randall Johnson (Chair), Karen Genoway, Howard Ward, and Robert Maitland.  The Committee's mandate is to focus on overall human resource policies and procedures, and to oversee the adminstration of the Corporation's executive compensation program.  In addition to its other responsibilites, the Committee makes recommendations to the Board of Directors ("Board") regarding the aggregate corporate compensation for the Corporation's employees, and specifically, regarding the appropriate levels and structures of executive compensation for the President and Chief Executive Officer ("CEO") and other executive officers of the Corporation, including the NEOs which are identified in the Summary Compensation Table below.

Perpetual's CEO is responsible for providing the Committee with data respecting the benchmarking process, performance information, and recommendations, excluding herself, as to executive compensation.  These recommendations are based in part on alignment and accountability agreements for each executive which are undertaken by the executive with the CEO.  This information is considered by the Committee in determining its recommendations for executive compensation.  Furthermore, the Committee regularly meets in camera in the absence of management.

Independent Advice.  In 2010, the Committee retained Hugessen Consulting Inc. (“Hugessen”) in order to obtain independent advice regarding (i) CEO and executive compensation, (ii) the appropriate peer group for benchmarking purposes particularly as related to annual bonuses, and (iii) overall compensation philosophy and program design.  Decisions made by the Committee and the Board reflect additional factors and considerations other than the information provided or recommendations made by Hugessen.

Changes to Compensation Program.  With the assistance of Hugessen, the Committee evaluated Perpetual’s approach to compensation on several levels.  As a result of recommendations made by the Committee, the Board has made a number of changes to the manner in which Perpetual’s compensation philosophy is applied.  Some of those changes will be clearly reflected in information regarding Perpetual’s 2010 compensation, while others will become more apparent in 2011 as their implementation is completed.

With the review of the compensation program, the Board determined that a more clearly delineated medium-term incentive component was required.  Changes made accordingly are discussed below under “Medium-term Incentives”, although it should be noted that they are relevant to Perpetual’s compensation program commencing in 2011 and have no bearing on 2010 compensation.

Additionally, on February 8, 2011 the Board approved certain non-substantive changes to Perpetual’s Bonus Rights Plan – the Bonus Rights Plan was renamed “Restricted Rights Plan” and all corresponding references to “Bonus Rights” were replaced with “Restricted Rights”.  The Restricted Rights Plan remains identical to the Bonus Rights Plan in all other respects.

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis applies to all executive officers including the NEOs.

Elements, Objectives and Design of Executive Compensation.  The executive compensation  program at Perpetual strives to provide a fair and competitive base level of compensation coupled with an appropriate level of risk and reward keyed to Perpetual’s performance. In 2010, the executive compensation program was comprised of three primary components: base salary and benefits, short-term incentives, and long-term incentives. Consistent with our culture of continual improvement, enhancements have been made to the executive compensation program and commencing in 2011, Perpetual has established a formal medium-term incentive plan in combination with refinements to targets related to both the short-term and long-term incentive programs. Collectively, these components form a strategy designed to achieve the following objectives:

•

Ensure that compensation policies are fair, equitable and competitive with the rest of the oil and gas industry in Western Canada;

•

Ensure the incentive mechanism of renumeration is properly aligned with short, medium and long-term interests of Shareholders;

•

Review existing management resources to ensure that they are adequate; and

•

Attract and retain executives in the organization for the benefit of the Shareholders.

The Corporation is strongly committed to a "pay for performance" philosophy and has adopted this throughout the organization.  Through this commitment, the compensation program has enabled the Corporation to attract, retain and motivate a highly qualified workforce.

Base salary and benefits are intended to attract and retain excellent executives and reflect an executive's primary duties and responsibilities.  Decisions regarding base salary and benefits are largely independent from decisions regarding short, medium and and long-term incentives, as it is the Committee's view that an appropriate base salary and benefits package are core components of competetive compensation.

The short-term incentive program is intended to reward executive performance that is above and beyond the expected standard of excellence, while the medium and long-term incentive programs are designed to attract and retain an extraordinary executive team and ensure that executives are aligned with the interests of the Corporation and its Shareholders.

Due to the fact that each compensation element caters to a different compensation goal, decisions regarding each element for the most part remain distinct.  However, the Committee considers the cumulative compensation that would be afforded by a combination of each compensation element, and may adjust individual elements so that overall compensation and the proportion of each compensation element is appropriate for a particular executive.  Collectively, the various elements form a comprehensive compensation program that remunerates on the basis of both essential and distinctive service.

Base Salary And Benefits

The objective of the Corporation's compensation philosophy is that aggregate executive salaries and benefits should be set at competitive levels, giving consideration to factors such as level of responsibility, experience, expertise, attitude and behaviours for accountability and teamwork, commitment, leadership capabilities and results, and relative to the Corporation's peer group as compared to the Independent Compensation Surveys (as defined below). For executives who meet or exceed all of the performance expectations for their roles, base salary is targeted to levels in the top quartile of the peer group's total annual compensation.  This method is used for all salaried employees and is intended to attract and retain top quartile talent, and to ensure pay equity practices are established.  As a result of the 2010 compensation review, in December 2010 the Committee recommended and the Board approved increases to the base salaries of certain executive officers, which on average resulted in a 2.3% increase in executive base salary level from 2010.  All salary increases were made effective January 1, 2011. Certain benefits and perquisites are also provided which are competitive with peer companies in the Western Canadian oil and gas industry and enhance the executive officers’ ability to meet and exceed their accountabilities.

Short-term Incentives

The Corporation's executive compensation structure includes a short-term incentive in the form of an annual cash bonus, which is based on the principle of rewarding extraordinary performance in the achievement of certain annual objectives.  The annual cash bonus pool is established by the Board, based on recommendations by the Committee, giving consideration to performance with respect to two components: a corporate excellence component and a corporate performance component.  The corporate excellence component of the bonus pool is somewhat qualitative in its application, and recognizes exceptional performance in advancing initiatives that are important to value creation for our Shareholders.   The corporate performance component is based on quantitative analysis of the corporation's performance relative to its peer group of other Canadian conventional oil and gas exploration and production companies based on certain targets and relative performance metrics that are re-established annually.

Generally, in December of each year the Committee recommends: (a) a target compensation matrix designating the maximum size of the following years’ bonus pool, typically as a percentage of the base salary pool, including the determination of what portion of the discretionary bonus distribution should take the form of cash or Restricted Rights; (b) the proportionate split of the bonus pool that will be based on the corporate excellence component and the corporate performance component; and (c) a performance matrix outlining the performance targets and their relative weighting to be used to establish the corporate performance component of the bonus pool, giving consideration to budgets, stretch targets and peer group performance expectations.  Prior to the end of May each year, when performance results are available, the Committee recommends and the Board approves the actual earned bonus pool and distribution of the bonus pool for individual executive team members, as well as aggregate bonus levels for management, field and office employees.  The bonus pool is distributed on a discretionary basis to all staff based on individual merit, considering performance and contributions to the corporate goals and initiatives.

For 2010, a portion of the possible annual bonus compensation payable to senior executives and management is payable in the form of rights to acquire Shares ("Restricted Rights") that vest over time.  Perpetual has adopted the Restricted Rights Plan which allows for the issuance of Restricted Rights, providing a combined short and medium-term incentive to retain and attract staff.  See "Incentive Plan Awards" below.  Commencing in 2011, the annual bonus target has been reduced and will be paid exclusively in cash and/or Restricted Rights that vest immediately.

Performance Measures: Performance metrics which are incorporated into the performance matrix to establish the corporate performance component of the annual bonus pool include various operational and financial measures. In 2010 these included: (a) annual change in debt-adjusted production per unit; (b) finding and development costs; (c) unit operating costs; (d) cash flow netback as a percentage of revenue; and (e) total return on net asset value to Shareholders.  The performance metrics are weighted and considered key to measuring the Corporation's fundamental goal of value creation for its Shareholders.  The Board has the discretion to adjust the final performance factors when considering other qualitative factors relative to building longer-term value for the Corporation’s Shareholders.

Medium-term Incentives

Commencing in 2011, Perpetual has established a formal medium-term incentive plan in combination with refinements to targets related to both the short-term and long-term incentive programs. Perpetual’s medium-term incentive awards support our desire to attract and retain talented leaders and have a risk-reward component that aims to clearly focus executives on value creation for Shareholders. For Perpetual’s executive officers (including the NEOs), the Board has approved a Performance Share Rights Plan (the “PSR Plan”).  Performance Share Rights (“PSRs”) vest two years from their date of grant (the “Performance Period”), and are tied to a performance metric determined by the Board, for example, percentage increase in net asset value per share.  The number of PSRs that vest at the end of the Performance Period is determined in direct correlation to the value of the performance metric achieved, minimum and maximum vesting amounts having been set at the time of grant. Vested PSRs are payable to the grantee in cash, Restricted Rights, or a combination of both, at the discretion of Perpetual.  Target grant levels under the PSR plan are based on market-competitive compensation but will adjust based on a multiplier positively or negatively, as the case may be, with Perpetual’s performance. The Board has also approved the granting of Restricted Rights for certain Perpetual management and employees not eligible to receive PSRs, which Restricted Rights would vest equally in two tranches over a period of two years.

Long-term Incentives

Perpetual also grants rights to acquire Shares ("Options") under its Share Option Plan.  The purpose of the Share Option Plan is to ensure that executive officers, management and other key employees have a continuing stake in the long term success of Perpetual. At the same time, the Share Option Plan is a further risk-reward component of the total compensation plan for executive officers. The objective is to establish a meaningful and effective incentive to reward participants on the basis of long-term performance and value creation for Shareholders, while enhancing the Corporation’s ability to attract and retain a talented team and aligning team members with Shareholders. Options typically vest over a period of three or four years, which provides incentive and retention for the Corporation's key personnel who will contribute to the future success and prosperity of the Corporation, thus enhancing the value of the Shares for the benefit of all Shareholders.  See "Incentive Plan Awards" below.

Commensurate with the conversion of Paramount Energy Trust into Perpetual in June 2010, Perpetual also introduced a Dividend Bonus Arrangement which provides for a cash payment to be made to participants in the Share Option Plan (the “Optionee”) upon the exercise of Options, in an amount equivalent to the amounts that would have been payable by Perpetual as dividends to the Optionee if a Share had been held by the Optionee instead of each exercised Option.  Twenty-five percent (25%) of that amount is payable in the case of Options that expire.

 Option-Based Awards. Option-based awards are a part of Perpetual’s long-term incentives. The CEO recommends to the Committee appropriate option-based awards under the Share Option Plan (Options) for executive officers.  The Committee holds an in camera session and determines an appropriate level of Options for the CEO.  The Committee then considers the propriety of all Options having regard to the Corporation's compensation philosophy and criteria, and determines what recommendation will be made to the Board.  Upon receipt of such recommendation, the Board determines whether to approve the granting of Options for all executives.  The number of Options granted by the Board is based on the experience level, contribution potential, and performance of the individual receiving the Options.  Previous grants of option-based awards are taken into account when considering new grants.  If an amendment to the Share Option Plan is suggested, the Committee first considers whether such amendment would be appropriate to recommend to the Board; following such a recommendation, the Board as a whole considers whether to approve the potential amendment.  See "Long-term Incentives" above and "Incentive Plan Awards" below.

Benchmarking.  The total compensation for the executive officers is reviewed by the Committee and compared to the total compensation of similar positions of executives in other Canadian oil and gas exploration and production companies with a view to ensuring that such overall compensation packages are set at competitive levels relative to individual skill sets, expertise and the Corporation's peer group.  The Corporation reviews comparative compensation data received through annual compensation surveys, conducted by an independent consultant, Mercer (Canada) Limited ("Mercer"), for salary, benefits and incentive programs ("Independent Compensation Surveys"), as well as other compensation information derived from analysis of peer group information based on oil and gas companies in Canada considered by the Committee to be most closely comparable with Perpetual for these purposes.

When determining the appropriate comparison group for benchmarking purposes, the Committee recognizes measures such as market capitalization, production levels, enterprise value, and number of employees.  The benchmarking group established in late 2010 is comprised of approximately 12 of the Corporation's industry peers, including Peyto Exploration and Development Corp., Progress Energy Resources Corp., NuVista Energy Ltd., Birchcliffe Energy Ltd., Galleon Energy Inc., Celtic Exploration Ltd., Fairborne Energy Ltd., Trilogy Energy Corp., Daylight Energy Ltd., Advantage Oil and Gas Ltd., NAL Energy Corporation and Crew Energy Inc., recognizing that the benchmarking group contains entities that were both larger and smaller than Perpetual.

Performance Graph

The following graph illustrates changes from December 31, 2005 to December 31, 2010, in cumulative Shareholder return, assuming an initial investment of $100 in Shares with all cash distributions reinvested, compared to the S&P/TSX Composite Index and the S&P/TSX Capped Energy Trust Index with all dividends and distributions reinvested.  Data regarding Perpetual contained in the graph from 2005 until June of 2010 reflects return on trust units of the Corporation’s predecessor, Paramount Energy Trust,

From December 31, 2005 to December 31, 2010, Perpetual's Share price has decreased by 69 percent with a corresponding increase in the S&P/TSX Composite Index of 19 percent and increase in the S&P/TSX Capped Energy Index of one percent.  During this period, total compensation (excluding share and option-based compensation) of NEOs increased by 19 percent.

 Summary Compensation Table

Outlined below is a summary description of the compensation earned by the NEOs, being the CEO, the Chief Financial Officer and the three other executive officers of PEI whose total compensation exceeds $150,000 in the three most recently completed financial years.

NEO Name and Principal Position	Year	Salary ($)	Share-based Awards (Restricted Rights) ($)(1,2,3)	Option-based Awards (Share Options) ($)(3)	Annual Incentive Plans (Cash Bonus) ($)	All Other Compensation ($)(4)	Total Compensation ($)
Susan L. Riddell Rose President and Chief Executive Officer	2010	405,000	103,147	309,312	39,325	36,075	892,859
	2009	405,000	78,495	1,120,250	35,156	35,193	1,674,094
	2008	388,500	145,208	Nil	118,517	34,838	687,063
Cameron R. Sebastian Vice President, Finance and Chief Financial Officer	2010	295,175	69,718	115,200	90,405	27,838	598,336
	2009	281,175	73,888	606,500	96,094	26,628	1,084.285
	2008	266,175	106,250	Nil	75,250	25,663	473,338
Roderick P. Warters Vice President, Geoscience & New Ventures	2010	274,175	54,712	96,000	17,040	25,709	467,636
	2009	274,175	51,551	606,500	23,438	25,595	981,259
	2008	266,175	49,583	Nil	72,667	25,663	414,088
Gary C. Jackson Vice President, Land & Acquisitions	2010	258,425	57,734	96,000	16,190	24,934	453,283
	2009	258,425	54,988	606,500	25,000	24,378	969,291
	2008	250,425	106,250	Nil	88,500	24,482	469,657
Marcello M. Rapini Vice President, Marketing	2010	274,000	88,894	115,200	169,710	26,250	674,054
	2009	254,000	73,888	606,500	158,594	24,329	1,117,311
	2008	230,000	134,583	Nil	91,417	22,950	478,950

Notes:

(1)

Restricted Rights were awarded in May 2010 and relate to the performance of the Corporation in the previous year.

(2)

The number of Restricted Rights increase by the amount of any monthly distributions which would accumulate to the executive officer if the Restricted Rights were Shares enrolled in Perpetual's Premium Distribution™ and Distribution Reinvestment Plan ("DRIP Plan") during the period held, up to and including the date of delivery of an exercise notice with respect to such Restricted Rights.  See "Incentive Plan Awards", below.

(3)

Dollar amounts are based on grant date fair value of the awards.  Grant date fair value of the awards is calculated by external consultants, Towers Watson. The valuation is performed using the Cox-Ross-Rubinstein binomial option valuation model. The valuation methodology is based on a number of variables including share volatility, a distribution yield, risk-free interest rate, market price, award exercise price and the option term.  Perpetual typically grants two types of Share Options: options that vest equally over a three-year period, and "top-up" options which vest after 4 years, so that the number of share options held and vesting periods is kept relatively constant for employees. During 2008, there were no grants of Option-Based Awards.  During 2009, the Corporation granted top-up rights to employees twice, once in February 2009 in respect of 2008 activity and once in December 2009.  In 2009 the Corporation also granted rights to NEOs and certain employees that vest over a four year period.  The 2008 and 2009 values for Option-Based Awards are therefore anomalous taken by themselves, while the 2010 values are more reflective of the norm.

(4)

Includes amounts paid under Perpetual's employee savings program and parking allowance.

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

The following table sets forth all Options and Restricted Rights awards outstanding for each NEO at December 31, 2010.

Name	Option based Awards (Options)				Share-based Awards (Restricted Rights)
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of Restricted Rights that have not vested (#)(2)	Market or payout value of share-based awards that have not vested ($)(1)
Susan L. Riddell Rose	50,000 200,000 475,000 175,000 322,200	9.13 3.61 3.46 4.66 3.90	June 8, 2012 Dec. 20, 2012 Feb 17, 2014 Dec 17, 2014 Dec. 23, 2015	0 64,000 223,250 0 9,666	20,327	79,885
Cameron R. Sebastian	35,000 150,000 250,000 100,000 120,000	9.13 3.61 3.46 4.66 3.90	June 8, 2012 Dec. 20, 2012 Feb 17, 2014 Dec 17, 2014 Dec. 23, 2015	0 48,000 117,500 0 3,600	16,369	64,330
Roderick P. Warters	140,000 40,000 250,000 100,000 100,000	5.17 3.61 3.46 4.66 3.90	Sept. 11, 2012 Dec. 20, 2012 Feb 17, 2014 Dec 17, 2014 Dec. 23, 2015	0 12,800 117,500 0 3,000	11,105	43,882
Gary C. Jackson	35,000 150,000 250,000 100,000 100,000	9.13 3.61 3.46 4.66 3.90	June 8, 2012 Dec. 20, 2012 Feb 17, 2014 Dec 17, 2014 Dec. 23, 2015	0 48,000 117,500 0 3,000	11,105	43,882
Marcello M. Rapini	30,000 110,000 205,000 100,000 120,000	9.13 3.61 3.46 4.66 3.90	June 8, 2012 Dec. 20, 2012 Feb 17, 2014 Dec 17, 2014 Dec. 23, 2015	0 35,200 96,350 0 3,600	19,027	74,776

Notes:

(1)

Calculated based on the difference between the market value of the Shares at December 31, 2010 ($3.93) and the exercise price for both vested and unvested Options and Restricted Rights, as the case may be.

(2)

Restricted Rights Holders are entitled to one Share of Perpetual per Restricted Right. See “Restricted Rights Plan” below.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table reflects the value vested or earned during the year of all Share Options and Restricted Rights awards for each NEO.

Name	Option-based awards (Options) Value vested during the year ($)(1)	Share-based awards (Restricted Rights) Value vested during the year ($)(2)	Non-equity incentive plan compensation Value earned during the year ($)
Susan L. Riddell Rose	175,000	101,495	Nil
Cameron R. Sebastian	90,500	78,725	Nil
Roderick P. Warters	83,900	52,734	Nil
Gary C. Jackson	90,500	68,453	Nil
Marcello M. Rapini	90,500	91,059	Nil

Notes:

(1)

Calculated based on the difference between the market price of the Shares on the vesting date and the exercise price on the vesting date.

(2)

Calculated based on the number of Restricted Rights multiplied by the market price of the Shares on the vesting date.

Restricted Rights Plan: The Perpetual Restricted Rights Plan is intended to provide a combination of short term and long term incentives to persons who provide services to Perpetual as part of their bonus compensation for services provided during the preceding calendar year.  The Restricted Rights Plan will permit the granting of Restricted Rights to officers, directors, employees, consultants and other service providers ("Restricted Right Holders") of Perpetual and its subsidiaries.  Restricted Rights may also be used to pay a portion of employees’ annual bonus.

The maximum number of Shares issuable on exercise of Restricted Rights, outstanding at any time under all security based compensation arrangements shall be limited, in the aggregate, to 10% of the issued and outstanding Shares. At December 31, 2010 this maximum number of Shares issuable was 14,828,428 Shares.  In 2010, 169,562 Shares were issued under the Restricted Rights Plan, representing 1.1 percent of the maximum issuable. Any increase in the issued and outstanding Shares (whether as a result of exercise of Restricted Rights, or otherwise) will result in an increase in the number of Shares that may be issued on exercise of Restricted Rights outstanding at any time and any increase in the number of Restricted Rights granted, upon exercise, makes new grants available under the Restricted Rights Plan. As of March 31, 2011, 240,778 Restricted Rights have been issued and will convert to 240,778 Shares upon exercise, which number has been reserved for issuance under the Restricted Rights Plan and which represents 0.2 percent of the total outstanding Shares.  As of March 31, 2011, of the 240,778 Restricted Rights issued, 128,401 had not vested in accordance with their terms. Restricted Rights that are cancelled, terminated or expire prior to exercise of all or a portion thereof shall result in the Shares that were reserved for issuance thereunder being available for a subsequent grant of Restricted Rights pursuant to the Restricted Rights Plan.

The number of Shares issuable pursuant to Restricted Rights granted under the Restricted Rights Plan or any other security based compensation arrangements of Perpetual:  (i) to any one service provider may not at any time exceed 5% of the outstanding Shares (ii) to insiders at any time may not exceed 10% of the outstanding Shares; and (iii) issued to insiders within any one year period may not exceed 10% of the outstanding Shares. In addition, the number of Shares issuable at any time pursuant to Restricted Rights to directors that are not officers or employees of Perpetual or its subsidiaries may not in the aggregate exceed 2% of the outstanding Shares.  Restricted Rights granted under the Restricted Rights Plan are personal to the Restricted Right Holder and are not assignable except to a "permitted assign" which means, for a Restricted Right Holder, (i) an executor, trustee, custodian or administrator acting on behalf of, or for the benefit of the Restricted Right Holder; (ii) a holding entity of the Restricted Right Holder; (iii) a RRSP, RRIF, or TFSA of the Restricted Right Holder; (iv) a spouse of the Restricted Right Holder; (v) a trustee, custodian, or administrator acting on behalf of, or for the benefit of the spouse of the Restricted Right Holder; (vi) a holding entity of the spouse of the Restricted Right Holder; or (vii) a registered charity or foundation.

Restricted Rights will have a term not to exceed five years and, subject to the terms of the Restricted Rights Plan, will vest in such manner as determined by the Board of Directors.  In the absence of any determination to the contrary, Restricted Rights will vest and be exercisable as to one-third on each of the grant date, first and second anniversaries of the date of grant, subject to the acceleration of vesting in the discretion of the Board of Directors. If a Restricted Right is set to expire within any "Black Out Period" (as such term is defined in the Restricted Rights Plan) or within ten (10) business days following the end of a Black Out Period and the Restricted Right Holder is subject to the Black Out Period, the expiry date of the Restricted Right shall be extended for ten (10) business days following the Black Out Period.

The exercise price of any Restricted Rights granted will be $0.01 per Share.  In addition, the number of Restricted Rights (whether exercisable or not) of a Restricted Right Holder will be increased on a dollar for dollar basis by the amount of any monthly dividends which would have accumulated to the Restricted Right Holder if the Restricted Rights were held as Shares by the Restricted Right Holder enrolled in the Distribution Reinvestment component of Perpetual's Premium Distribution™ and Distribution Reinvestment Plan from the day of the grant of the Restricted Rights up to and including the date of delivery of an exercise notice by a Restricted Right Holder with respect to such Restricted Rights.

The Restricted Rights Plan provides Restricted Right Holders with an election, if permitted by the Board of Directors, for a cashless exercise ("Cashless Exercise") of a Restricted Right Holder's vested and exercisable Restricted Rights. If a Restricted Right Holder elects a Cashless Exercise the Restricted Right Holder shall surrender each Restricted Right in exchange for the issuance by Perpetual of that number of Shares equal to the number determined by dividing the closing price of the Shares on the Toronto Stock Exchange (“TSX”) on the date of exercise of such Restricted Rights into the difference between such closing price and the exercise price of such Restricted Right. In addition, the Restricted Rights Plan also provides that a Restricted Right Holder has the right to make an offer (the "Surrender Offer") to Perpetual to surrender any of the Restricted Rights held by such person for an amount (not to exceed the fair market value) specified therein by the Restricted Right Holder and Perpetual may, but is not obligated to, accept the Surrender Offer, subject to any regulatory approval required.

If a Restricted Right Holder ceases to be a Service Provider for any reason, the Restricted Right Holder shall have a period not in excess of thirty days as prescribed at the time of grant (six months in the case of death), succeeding his or her ceasing to be a Service Provider to exercise Restricted Rights held to the extent that the Restricted Right Holder was entitled to exercise the Restricted Rights at the date of such cessation.

At the sole discretion of the Board of Directors, vesting of Restricted Rights may be accelerated and all unexercised Restricted Rights may be exercised prior to the expiry date of such Restricted Rights upon the effective date of a "change of control" of Perpetual or its subsidiaries and affiliates.  A "change of control" is deemed to occur upon the effective date of the earlier of any of the following events, provided that such event results in an actual change of control to Perpetual or its subsidiaries and affiliates:  (a) the issuance to or acquisition by any person, or group of persons acting in concert excluding officers, directors or other insiders of Perpetual or its subsidiaries and affiliates, of  Shares which in the aggregate total 20% or more of the then outstanding issued  Shares, as the case may be; or (b) a "take-over bid" as such term is defined in Multilateral Instrument 62-104.

Without the prior approval of the shareholders of Perpetual, as may be required by such exchange, the Board of Directors may not: (i) make any amendment to the Restricted Rights Plan to increase the percentage of  Shares issuable on exercise of outstanding Restricted Rights at any time, (ii) reduce the exercise price of any outstanding Restricted Rights, (iii) extend the term of any outstanding Restricted Right beyond the original expiry date of such Restricted Right, (iv) increase the maximum limit on the number of securities that may be issued to insiders, (v) increase the maximum number of  Shares issuable to directors who are not officers or employees of Perpetual or its subsidiaries, (vi) make any amendment to the Restricted Rights Plan to permit a Restricted Right Holder to transfer or assign Restricted Rights to a new beneficial Restricted Right Holder other than in the case of death of the Restricted Right Holder, or (vii) amend the restrictions on amendments that are provided in the Restricted Rights Plan.  Subject to the restrictions set out above, the Board of Directors may amend or discontinue the Restricted Rights Plan and Restricted Rights granted thereunder without shareholder approval; provided any amendment to the Restricted Rights Plan that requires approval of any stock exchange on which the Shares are listed for trading may not be made without approval of such stock exchange.  In addition, no amendment to the Restricted Rights Plan or Restricted Rights granted pursuant to the Restricted Rights Plan may be made without the consent of the Restricted Right Holder, if it adversely alters or impairs any Restricted Right previously granted to such Restricted Right Holder.

Share Option Plan.  The Share Option Plan permits the granting of Options to officers, directors, employees, consultants and other service providers ("Optionees") of Perpetual and its subsidiaries. The Share Option Plan is intended to afford persons who provide services to Perpetual an opportunity to obtain an ownership interest in Perpetual by permitting them to purchase Shares, thereby aligning Optionees with the interests of Shareholders and to aid in attracting as well as retaining and encouraging the continued involvement of such persons with Perpetual.

The maximum number of Shares issuable on exercise of Options outstanding at any time under all security based compensation arrangements shall be limited, in the aggregate, to 10% of the issued and outstanding Shares. At December 31, 2010 this maximum number of Shares issuable was 14,828,428 Shares.  In 2010, 190,770 Shares were issued under the Share Option Plan, representing 1.3 percent of the maximum issuable. Any increase in the issued and outstanding Shares (whether as a result of exercise of Options, or otherwise) will result in an increase in the number of Shares that may be issued on exercise of Options outstanding at any time and any increase in the number of Options granted, upon exercise, makes new grants available under the Share Option Plan. As of March 31, 2011, 11,600,550 Options have been issued and will convert to 11,600,550 Shares upon exercise, which number has been reserved for issuance under the Share Option Plan and which represents 7.8 percent of the total outstanding Shares.  As of March 31, 2011, of the 11,600,550 Options issued, 8,846,963 had not vested in accordance with their terms. Options that are cancelled, terminated or expire prior to exercise of all or a portion thereof shall result in the Shares that were reserved for issuance thereunder being available for a subsequent grant of Options pursuant to the Share Option Plan.

The number of Shares issuable pursuant to Options granted under the Share Option Plan or any other security based compensation arrangements of Perpetual:  (i) to insiders at any time may not exceed 10% of the outstanding Shares; and (ii) issued to insiders within any one year period may not exceed 10% of the outstanding Shares. In addition, the number of Shares issuable at any time pursuant to Options to directors that are not officers or employees of Perpetual or its subsidiaries may not in the aggregate exceed 2% of the outstanding Shares.  Options granted under the Share Option Plan are personal to the Optionee and are not assignable except to a "permitted assignee?" which means, for an Optionee, (i) an executor, trustee, custodian or administrator acting on behalf of, or for the benefit of the Optionee; (ii) a holding entity of the Optionee; (iii) a RRSP, RRIF, or TFSA of the Optionee; (iv) a spouse of the Optionee; (v) a trustee, custodian, or administrator acting on behalf of, or for the benefit of the spouse of the Optionee; (vi) a holding entity of the spouse of the Optionee; or (vii) a registered charity or foundation.

Options will have a term not to exceed five years and, subject to the terms of the Share Option Plan, will vest in such manner as determined by the Board of Directors.  In the absence of any determination to the contrary,  Options will vest and be exercisable as to one-fourth on each of the first, second, third and fourth anniversaries of the date of grant, subject to the acceleration of vesting in the discretion of the Board of Directors.  If an Option is set to expire within any "Black Out Period" (as such term is defined in the Share Option Plan) or within ten (10) business days following the end of a Black Out Period and the Optionee is subject to the Black Out Period, the expiry date of the Option shall be extended for ten (10) business days following the Black Out Period.

The exercise price of any Options granted will be determined by the Board of Directors, provided that the exercise price shall not be less than the volume weighted average trading price of the Shares on the TSX (or other stock exchange on which the Shares may be listed) for the five consecutive trading days immediately preceding the date of grant.

The Share Option Plan provides Optionees with an election, if permitted by the Board of Directors, for a cashless exercise ("Cashless Exercise") of an Optionee's vested and exercisable Options. If an Optionee elects a Cashless Exercise the Optionee shall surrender each Option in exchange for the issuance by Perpetual of that number of Shares equal to the number determined by dividing the Market Price (as defined in the Share Option Plan and as calculated as at the date of exercise) into the difference between the Market Price and the exercise price of such Option. In addition, the Share Option Plan also provides that an Optionee has the right to make an offer (the "Surrender Offer") to Perpetual to surrender any of the Options held by such person for an amount (not to exceed the fair market value) specified therein by the Optionee and Perpetual may, but is not obligated to, accept the Surrender Offer, subject to any regulatory approval required.

If an Optionee ceases to be a Service Provider for any reason, the Optionee shall have a period not in excess of six months as prescribed at the time of grant (12 months in the case of death), succeeding his or her ceasing to be a Service Provider to exercise Options held to the extent that the Optionee was entitled to exercise the options at the date of such cessation.

At the sole discretion of the Board of Directors, vesting of Options may be accelerated and all unexercised Options may be exercised prior to the expiry date of such Option upon the effective date of a "change of control" of

Perpetual or its subsidiaries and affiliates.  A "change of control" is deemed to occur upon the effective date of the earlier of any of the following events, provided that such event results in an actual change of control to Perpetual or its subsidiaries and affiliates:  (a) the issuance to or acquisition by any person, or group of persons acting in concert excluding officers, directors or other insiders of Perpetual or its subsidiaries and affiliates, of Shares which in the aggregate total 20% or more of the then outstanding issued Shares, as the case may be or (b) a "take-over bid" as such term is defined in Multilateral Instrument 62-104.

Without the prior approval of the shareholders of Perpetual, as may be required by the TSX or the stock exchange upon which Perpetual Shares are listed for trading , the Board of Directors may not: (i) make any amendment to the Share Option Plan to increase the percentage of Shares issuable on exercise of outstanding Perpetual Options at any time, (ii) reduce the exercise price of any outstanding Options, (iii) extend the term of any outstanding Option beyond the original expiry date of such Option, (iv) increase the maximum limit on the number of securities that may be issued to insiders, (v) increase the maximum number of  Shares issuable to directors who are not officers or employees of Perpetual or its subsidiaries, (vi) make any amendment to the Share Option Plan to permit an Optionee to transfer or assign Options to a new beneficial Optionee other than in the case of death of the Optionee, or (vii) amend the restrictions on amendments that are provided in the Share Option Plan.  Subject to the restrictions set out above, the Board of Directors may amend or discontinue the Share Option Plan and Options granted thereunder without shareholder approval; provided any amendment to the Share Option Plan that requires approval of any stock exchange on which the Shares are listed for trading may not be made without approval of such stock exchange.  In addition, no amendment to the Share Option Plan or Options granted pursuant to the Share Option Plan may be made without the consent of the Optionee, if it adversely alters or impairs any Option previously granted to such Optionee.

Pension Plan Benefits

The Corporation does not have a pension plan in place for any executive officers or directors.

Termination and Change of Control Benefits

Executive Employment Contracts.  Each NEO is a party to an executive employment contract with the same material terms (collectively, the "Employment Contract").  All Employment Contracts contain change of control provisions.  "Change of control" in the Employment Contracts has the same meaning as in the Share Option Plan and Restricted Rights Plan, but with additional parameters: for the purpose of the Employment Contracts, a "change of control" will also occur upon the entering into by Perpetual of any agreement to merge or amalgamate with, be absorbed into or be acquired by a non-Perpetual affiliated entity, or upon the sale to a non-arm's length third party of more than 60 percent of those Perpetual voting securities held by Clayton H. Riddell and associated entities.  Notwithstanding the broader change of control provisions, the Board only has the discretion pursuant to the Employment Contract to accelerate the vesting provisions of unvested Options in circumstances where (a) there is the acquisition by anyone (other than insiders of Perpetual) of Shares which in the aggregate total more than 20 percent of the then issued and outstanding Shares, or (b) pursuant to an offer for the acquisition of Shares, the offeror has taken up and paid for, together with Shares already held, in the aggregate 20 percent or more of the then outstanding Shares.

The termination payment ("Termination Payment") under the Employment Contract consists of annual base salary earned and vacation pay accrued and owing up to the date of termination, a retiring allowance of 1.5 times then annual base salary and a benefits allowance of 0.2 times base salary.  Required withholdings are deducted from all components of the Termination Payment.

The Termination Payment is paid, in all cases within 10 days of the termination date, upon the occurrence of the following events ("Termination Payment Events"): (a) if the NEO so elects within three months following a change of control; (b) if the NEO terminates his or her contract due to constructive dismissal within three months of such an event; and (c) if the NEO is terminated without cause.  In exchange for the termination payment, the NEO must execute a release of liability, which includes confidentiality provisions respecting, amongst other things, the terms of the release.

The Employment Contract may also terminate upon mutual written agreement of the parties, or upon the executive providing two (2) months' written notice.  In those circumstances, and in circumstances where the NEO is terminated for just cause, the only payment owed to the NEO is annual base salary up to the termination date plus any outstanding vacation pay and approved expenses.  Short and long term disability benefits cease as of the termination date.

NEOs are also bound by the Employment Contract to keep a broad range of information confidential for an indefinite period of time following termination.  Further, the agreements provide that each NEO must not, for a period of twelve (12) months after the termination date, directly or indirectly solicit, induce, encourage or facilitate employees or consultants of the Corporation to leave the employment or consulting relationship of the Corporation.  Waiver of a breach of any provisions of the Employment Contracts is not binding unless in writing; such a waiver is not a waiver of any other or subsequent breach.

In the event of a Termination Payment Event effective December 31, 2010, the total Termination Payment that would have been received by each NEO pursuant to the applicable Employment Contract is as follows:

Named Executive Officer	Termination Payments			Change of Control ($)
	Termination Allowance ($)	Benefits Allowance ($)	Total ($)
Susan L. Riddell Rose	653,063	81,000	734,063	734,063
Cameron R. Sebastian	475,970	59,035	535,005	535,005
Roderick P. Warters	441,276	54,835	496,111	496,111
Gary C. Jackson	416,489	51,685	468,174	468,174
Marcello M. Rapini	441,825	54,800	496,625	496,625

Director Compensation

Director Compensation Table

The following table set out all amounts of compensation provided to Perpetual's non-management directors in 2010.

Name	Fees earned ($)	Share-based awards (Restricted Rights) ($)	Option-based awards (Options)(1) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Karen A. Genoway	34,000	Nil	Nil	Nil	Nil	Nil	34,000
Randall E. Johnson	43,500	Nil	Nil	Nil	Nil	Nil	43,500
Robert A. Maitland	45,500	Nil	Nil	Nil	Nil	Nil	45,500
Donald J. Nelson	42,500	Nil	Nil	Nil	Nil	Nil	42,500
John W. (Jack) Peltier	22,643	Nil	Nil	Nil	Nil	Nil	22,643
Clayton H. Riddell	25,000	Nil	Nil	Nil	Nil	Nil	25,000
Howard R. Ward	40,500	Nil	Nil	Nil	Nil	Nil	40,500
Geoffrey C. Merritt	17,385	Nil	18,563	Nil	Nil	Nil	35,948

Notes:

(1)

Dollar amounts are based on grant date fair value of the awards.  Grant date fair value of the awards is calculated by external consultants, Towers Watson. The valuation is performed using the Cox-Ross-Rubinstein binomial option valuation model. The valuation methodology is based on a number of variables including trust unit volatility, a distribution yield, risk-free interest rate, market price, award exercise price and the option term.

All directors, with the exception of Ms. Riddell Rose, receive annual compensation in the amount of $10,000 per annum.  For each meeting attended (including regular Board meetings, special Board meetings and committee meetings), the directors received $1,500.  The chair of the Audit Committee receives an additional $10,000 per annum and the chair of every other committee receives an additional $5,000 per annum.  The Corporation maintains ownership guidelines for directors as a way of aligning directors and Shareholder interests.  Directors are expected to own Shares, the acquisition cost of which represents a minimum of five times a director's annual base retainer.  For new directors, a time period of up to five years is provided to accumulate the required ownership.  As of December 31, 2010, each director was in compliance with this Share ownership guideline.

Share-Based Awards, Option-Based Awards and Non-Equity Incentive Plan Compensation

The following table sets forth all Share Options and Restricted Rights awards outstanding for each non-management director at December 31, 2010.

Name	Option-based Awards (Options)				Share-based Awards (Restricted Rights)
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of Restricted Rights that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(1)
Karen A. Genoway	3,750 25,000 6,250 6,250	9.13 3.61 3.46 4.66	Jun 8, 2012 Dec 20, 2012 Feb 17, 2014 Dec 17, 2014	0 8,000 2,938 0	Nil	Nil
Randall E. Johnson	3,750 25,000 6,250 6,250	9.13 3.61 3.46 4.66	Jun 8, 2012 Dec 20, 2012 Feb 17, 2014 Dec 17, 2014	0 8,000 2,938 0	Nil	Nil
Robert A. Maitland	25,000 6,250 6,250	5.61 3.46 4.66	Feb 14, 2013 Feb 17, 2014 Dec 17, 2014	0 2,938 0	Nil	Nil
Donald J. Nelson	3,750 25,000 6,250 6,250	9.13 3.61 3.46 4.66	Jun 8, 2012 Dec 20, 2012 Feb 17, 2014 Dec 17, 2014	0 8,000 2,938 0	Nil	Nil
Clayton H. Riddell	50,000 50,000 12,500 12,500	9.13 3.61 3.46 4.66	Jun 8, 2012 Dec 20, 2012 Feb 17, 2014 Dec 17, 2014	0 16,000 5,875 0	Nil	Nil
Howard R. Ward	3,750 25,000 6,250 6,250	9.13 3.61 3.46 4.66	Jun 8, 2012 Dec 20, 2012 Feb 17, 2014 Dec 17, 2014	0 8,000 2,938 0	Nil	Nil
Geoffrey C. Merritt	18,750	5.03	Aug 19, 2014	0	Nil	Nil

Notes:

(1)

Calculated based on the difference between the market value of the Shares at December 31, 2010 ($3.93) and the exercise price for both vested and unvested Share Options and Restricted Rights, as the case may be.

The following table sets forth the value vested or earned during the year of all Options and Restricted Rights awards for each non-management director.

Name	Option-based awards (Options) Value vested during the year ($)(1)	Share-based awards (Restricted Rights) Value vested during the year ($)	Non-equity incentive plan compensation Value earned during the year ($)
Karen A. Genoway	1,500	Nil	Nil
Randall E. Johnson	1,500	Nil	Nil
Robert A. Maitland	Nil	Nil	Nil
Donald J. Nelson	1,500	Nil	Nil
Clayton H. Riddell	3,000	Nil	Nil
Howard R. Ward	1,500	Nil	Nil
Geoffrey C. Merritt	Nil	Nil	Nil

Notes:

(1)

Calculated based on the difference between the market price of the Shares on the vesting date and the exercise price on the vesting date.

Securities Authorized for Issuance under Equity Compensation Plans

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights at December 31, 2010	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans
Equity Compensation Plan Approved by Shareholders	12,325,402 Shares	$4.55 per Shares	2,503,026 Shares
Equity Compensation Plans Not Approved by Shareholders	Nil	n/a	Nil
Total	12,325,402 Shares	$4.55 per Shares	2,503,026 Shares

PERPETUAL ENERGY INC. CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101") requires that if management of an issuer solicits proxies from its securityholders for the purpose of electing directors, certain prescribed disclosure respecting corporate governance matters be included in its management information circular.  The Toronto Stock Exchange also requires listed companies to provide, on an annual basis, the corporate governance disclosure which is prescribed by NI 58-101.

The prescribed corporate governance disclosure for Perpetual is that contained in Form 58-101F1 Corporate Governance Disclosure ("Form 58-101F1 Disclosure").

The Board of Directors of the Corporation is responsible for the overall governance and stewardship of the Corporation, and has put in place standards and benchmarks by which that responsibility can be measured.  Set out below is a description of the Corporation’s current corporate governance practices, relative to the Form 58-101F1 Disclosure (which is set out below in italics).

1.

Board of Directors

(a)

Disclose the identity of directors who are independent.

Karen A. Genoway, Randall E. Johnson, Donald J. Nelson, Howard R. Ward, Robert A. Maitland and Geoffrey C. Merritt are independent directors of Perpetual.

(b)

Disclose the identity of directors who are not independent, and describe the basis for that determination.

Susan L. Riddell Rose is not independent as she is an executive officer of Perpetual.  Clayton H. Riddell is not independent as he is an immediate family member of Susan L. Riddell Rose.

(c)

Disclose whether or not a majority of directors are independent.  If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgment in carrying out its responsibilities.

The Board of Directors consists of eight (8) directors, six (6) of whom are independent, therefore 75% of Perpetual's directors are independent.

(d)

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The following directors are presently directors of other issuers that are reporting issuers (or the equivalent):

Name of Director	Name of Other Reporting Issuers
Clayton H. Riddell	Paramount Resources Ltd., MGM Energy Corp., Trilogy Energy Corp. and Alaris Royalty Corp.
Susan L. Riddell Rose	Newalta Corporation and Paramount Resources Ltd.
Donald J. Nelson	Culane Energy Inc., Ember Resources Inc. and Keyera Corp.
Robert. A. Maitland	GASFRAC Energy Services Inc.
Geoffrey C. Merritt	Zargon Oil & Gas Ltd.

(e)

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year.  If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent directors meet without members of management and without non-independent directors at the end of every meeting of the Board of Directors and every meeting of any committee of the Board of Directors.

The independent directors also meet several times a year with Perpetual's independent auditors and reserves evaluators.  The non-independent directors and members of management are not present at these meetings.

The Corporate Governance Committee, Compensation Committee, Reserve Committee and Audit Committee are all made up of independent directors of Perpetual.  Their meetings provide another forum for open and candid discussion among Perpetual's independent directors.

(f)

Disclose whether or not the chair of the board is an independent director.  If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.  If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Chairman of the Board is Mr. Clayton H. Riddell who is not an independent director.  As mentioned above, the independent directors meet regularly in the absence of Perpetual's non-independent directors and management.  Further, Perpetual's independent directors are empowered to retain independent experts.

Due to the large number of independent directors and their level of experience, Perpetual's independent directors each play an important leadership role on the Board and have considerable influence on Board decisions.  To date, a lead director or independent chair has been deemed to be unnecessary for Perpetual.

(g)

Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year

The attendance record for each director at Board and committee meetings held in 2010 is set forth in the table below.

Name	Board Meetings Attended / Held	Audit Committee Meetings Attended / Held	Corporate Governance Committee Meetings Attended / Held	Reserves Committee Attended / Held	Compensation Committee Attended / Held	Environmental Health & Safety Committee Attended / Held
Clayton H. Riddell	7/7	n/a	n/a	n/a	n/a	n/a
Susan L. Riddell Rose	7/7	4/4	n/a	2/2	4/4	3/3
Karen A. Genoway	6/7	n/a	1/1	2/2	4/4	n/a
Randall E. Johnson	7/7	4/4	1/1	n/a	4/4	n/a
Donald J. Nelson	7/7	n/a	n/a	2/2	n/a	3/3
Howard R. Ward	6/7	n/a	1/1	n/a	4/4	3/3
Robert A. Maitland	6/7	4/4	1/1	n/a	4/4	n/a
John W. (Jack) Peltier(1)	4/4	2/2	n/a	2/2	n/a	2/2
Geoffrey C. Merritt	4/4	2/2	n/a	n/a	n/a	1/1

Notes:

(1)

Mr. Peltier retired as a director effective June 17, 2010.

2.

Board Mandate

Disclose the text of the board's written mandate.  If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

Perpetual has a written mandate for its Board and for its Board committees.  The Board, or a committee of the Board, reviews these mandates on an annual basis.  Perpetual's directors have a corporate governance manual that is also reviewed on an annual basis.  Revisions to these documents are made as required.  Perpetual's board mandate is as follows:

The duties and responsibilities of Directors follow from applicable corporate laws, as well as those duties and responsibilities generally agreed and approved by the Board.  The intent is that the duties and responsibilities guide the Board in complying with all applicable Canadian and U.S. legal and regulatory requirements. Directors, collectively and individually, are accountable to the Shareholders of Perpetual.

The Board must ensure the long-term financial viability and operational efficiency of Perpetual.  To help meet these objectives the Board must establish, implement and monitor procedures, policies and processes.  Specifically, the Board must:

•

select, appoint and evaluate the Corporation;

•

plan the succession of the Board;

•

ensure an appropriate, formal orientation program for new Directors;

•

assess the contribution of the Board, committees and all Directors annually; and,

•

ensure that the Corporation performs efficiently and in accordance with its mandate by reviewing and approving:

▪

the strategic direction of the Corporation, including the establishment of a strategic planning process and the monitoring of performance versus plans;

▪

annual budgets as well as corporate objectives, including monitoring of performance and compliance;

▪

the principal risks to the Corporation and ensuring the implementation of systems to manage these risks;

▪

the internal control systems and disclosure control systems and processes, as evidenced in the Management Responsibility For Internal Control Policy and the Disclosure Policy;

▪

succession planning, including appointing, training and monitoring the performance of senior management; and

▪

the compensation of the senior management team.

3.

Position Descriptions

(a)

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.  If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

Perpetual has developed a written position description for the Chairman of the Board.  Perpetual does not have a detailed position description for the chair of each committee.  The Board charges each chair with overseeing each meeting and with ensuring that each committee discharges its duties in accordance with its committee mandate/charter.

(b)

Disclose whether or not the board and CEO have developed a written position description for the CEO.  If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

Perpetual has developed a written position description for its CEO.

4.

Orientation and Continuing Education

(a)

Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors and (ii) the nature and operation of the issuer's business.

The Board has an orientation program for all new directors, which provides new directors with access to all background documents of Perpetual, including its Corporate Governance Director's Manual, all corporate records and prior Board materials.  The orientation program is designed to build each director's understanding of Perpetual's operations and other relevant matters through introduction to members of Perpetual's executive team, update sessions, technical overview sessions, and strategic planning sessions in conjunction with Board meetings throughout the year.  All directors have a standing invitation to attend all committee meetings, regardless of membership, and new directors are encouraged to attend committee meetings as part of their orientation process.

 (b)

Briefly describe what measures, if any, the board takes to provide continuing education for its directors.  If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Perpetual is committed to an active program of training and development for directors.  Perpetual provides ongoing education and information for the Board through update sessions, technical overview sessions, strategic planning sessions, quarterly reports from senior management on operations, finance and human resources items, annual plant and operational site visits, and presentations from external consultants from time to time.

5.

Ethical Business Conduct

(a)

Disclose whether or not the board has adopted a written code for the directors, officers and employees.  If the board has adopted a written code:

(i)

Disclose how a person or company may obtain a copy of the code.

The Board has adopted a written Code of Business Conduct (the "Code") for the directors, officers, employees and consultants of Perpetual.  Each director, officer, employee and consultant of Perpetual is provided with a copy of the Code at the beginning of that person's employment or tenure, and must complete a re-certification prior to the beginning of each calendar year.  A copy of the Code is available for review on SEDAR at www.sedar.com or from Perpetual's website at www.perpetualenergyinc.com.

(ii)

Describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code.

Upon commencement of their employment or tenure, each director, officer, employee and consultant of Perpetual is required to review the Code and certify in writing that that individual has read, understands, and is not in violation of the Code.  This certification must also be used by a director, officer, employee or consultant to disclose any conflict of interest situation that arises during that individual's employment or tenure.  Directors of Perpetual are required to provide this certification annually to the Chairman of the Board.  The Code itself requires individuals to seek input from their supervisor, the CFO or the CEO if they have any questions about a specific situation they may be involved in or aware of that relates to business ethics.  If necessary, the directors are also encouraged to seek clarification of the Code from Perpetual's Corporate Governance Committee.

(iii)

Provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

Perpetual has not filed any such material change reports.

(b)

Describe any steps the board takes to ensure directors exercise independent judgment considering transactions and agreements in respect of which a director or executive officer has a material interest.

Perpetual's directors are required to immediately report any event that may give rise to a conflict of interest situation to the President and CEO of the Corporation.  Many examples of potential conflict situations are enumerated in the Code.  Any potential conflict of interest must also be reported and documented at the next meeting of the Board of Directors.  A director may not vote on any matter where a conflict of interest situation exists.  If a conflict exists that cannot be effectively managed, the Board may require the director to resign from any specific position giving rise to the conflict of interest or alternatively, may require the director to resign from the Board.

(c)

Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

Perpetual is committed to the highest standards of openness, honesty and accountability.  To this end, in addition to the Code, Perpetual has adopted an employee whistleblower program.  This program provides an avenue for individuals to confidentially and anonymously report complaints and concerns regarding accounting, internal auditing controls or auditing matters without the fear of victimization, discrimination or disadvantage.

6.

Nomination of Directors

(a)

Describe the process by which the board identifies new candidates for board nomination.

Perpetual's Corporate Governance Committee, consisting entirely of independent directors, considers and recommends candidates to fill new positions on the Board created either by expansion or vacancies created by the resignation, retirement or removal of any of the Corporation’s directors.

The Corporate Governance Committee reviews candidates recommended by or to it.  This review includes conducting inquiries into the backgrounds and qualifications of possible candidates.  If the committee is satisfied that specific potential candidates would be suitable members of the Board, the committee recommends the director nominees for approval by the Board.  The Corporate Governance Committee further establishes an "evergreen" list of potential director candidates containing information regarding skills and experience.

(b)

Disclose whether or not the board has a nominating committee composed entirely of independent directors.  If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Board does not have a separate nominating committee; however, it is the responsibility of the Corporate Governance Committee to handle the nomination process.  All of the directors on the Corporate Governance Committee are independent.  This ensures, among other things, that the nomination process is objective.

(c)

If the board has a nominating committee, describe the responsibilities, powers and operations of the nominating committee.

The Board does not have a separate nominating committee.

7.

Compensation

(a)

Describe the process by which the board determines the compensation for the issuer's directors and officers.

The Board has constituted a Compensation Committee to review and approve the aggregate amount of salaries for employees of Perpetual and to ensure that the compensation is fair, equitable and in line with the rest of industry. The Compensation Committee also reviews and recommends the annual salary, incentive compensation and other benefits or perquisites of the officers of Perpetual as well as the aggregate compensation of the employees of the Corporation.  The Compensation Committee is also empowered to retain an outside consulting firm to evaluate the overall compensation arrangements for executives or to develop new plans.  Perpetual benchmarks the compensation of its officers and employees against the annual compensation survey/report prepared by Mercer (Canada) Limited and Perpetual's peer group of oil and gas exploration and production corporations.

On an annual basis, the Corporate Governance Committee performs a review of the compensation of the directors of a sample of other companies, and makes recommendations accordingly.  That sample is weighted to the oil and gas industry.

The Compensation Committee makes recommendations to the Board to approve annual salaries, incentive compensation and other benefits.  The Compensation Committee also makes recommendations for new or modified compensation plans if appropriate.  The Corporation does not have a retirement policy for its directors.

(b)

Disclose whether or not the board has a compensation committee composed entirely of independent directors.  If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

Perpetual's Compensation Committee is composed of four independent directors, to ensure, amongst other things, that the compensation process is objective.

(c)

If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The responsibilities, powers and operation of Perpetual's Compensation Committee are set out in the Compensation Committee charter, which is available for review on Perpetual's website at www.perpetualenergyinc.com.

(d)

If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.  If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

Perpetual benchmarks the compensation of its officers and employees against the annual compensation survey/report prepared by Mercer (Canada) Limited.  In addition to Mercer (Canada) Limited, Perpetual retained Hugessen in the fall of 2010 as a compensation advisor in order to obtain independent advice regarding (i) CEO and executive compensation, (ii) the appropriate peer group for benchmarking purposes particularly as related to annual bonuses, and (iii) overall compensation philosophy and program design.

8.

Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Board has an Audit Committee, a Corporate Governance Committee, a Reserves Committee, a Compensation Committee and an Environmental, Health and Safety Committee.  The charters of each of these Committees are available for review on Perpetual's website at www.perpetualenergyinc.com.

9.

Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments.  If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

On an annual basis, the Corporate Governance Committee assesses the effectiveness of the entire Board, as well as that of each director.  To assist in this process, the Corporate Governance Committee has created a Board Assessment and Evaluation Questionnaire, which is completed by each director annually.  The first part of the Questionnaire assesses the overall effectiveness of the Board as a whole, based on a range of relevant factors.  The second part of the Questionnaire is a Director Peer Feedback section, which assesses the contribution of each director based on a range of factors.

The Board Assessment and Evaluation Questionnaire is completed by the directors and returned to the Corporate Secretary, who then compiles the results and communicates them to the Corporate Governance Committee.  The results of both parts of the Questionnaire are utilized to identify areas for improvement in performance of the board and individual directors, and to also identify and evaluate requirements for new Board nominees.